CONSOLIDATED STATEMENTS OF
CHANGES IN FINANCIAL POSITION
------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.


                                               Nine Months Ended            Three Months Ended
                                              March 31 (Unaudited)          March 31 (Unaudited)
                                              1998           1997           1998           1997
CASH PROVIDED BY (USED FOR):

 OPERATIONS:

  Net income                           $ 7,197,316    $ 4,555,887    $ 2,873,508    $ 1,987,234
  Items not requiring cash:

   Depreciation                          1,013,703        679,240        396,478        317,538
   Amortization of
    deferred charges                       159,723              -        159,723              -
   Deferred tax provision                1,047,000        783,500        303,000        341,500
   Change in non-cash
    operating working
     capital                            (2,888,025)    (8,117,591)      (987,100)    (3,575,317)
                                       --------------------------     -------------------------
                                         6,529,717     (2,098,964)     2,745,609       (929,045)
 FINANCING:
  Proceeds from
   capital leases                                -        160,334              -         43,154
  Payments on
   capital leases                         (194,287)      (194,713)       (65,934)       (70,091)
  Issuance of common
   shares and warrants                     224,998        351,820        186,000         10,409
                                       --------------------------     -------------------------
                                            30,711        317,441        120,066        (16,528)
 INVESTMENTS:
  Additions to property,
   plant and equipment                  (5,549,403)    (3,491,264)      (836,472)    (1,906,406)
  Additions to deferred
   charges relating to
    new products                        (1,596,723)             -     (1,596,723)             -
                                       --------------------------     -------------------------
  Increase (Decrease)
   in cash position                       (585,698)    (5,272,787)       432,480     (2,851,979)
  Cash position at
   beginning of period                   4,698,156     (1,640,090)     3,679,978     (4,060,898)
                                       --------------------------     -------------------------
  Cash position at
   end of period                       $ 4,112,458    $(6,912,877)   $ 4,112,458    $(6,912,877)
                                       --------------------------     -------------------------


Cash is comprised of loan payable less cash in bank.

                                  [GRAPHIC]

TO OUR SHAREHOLDERS
------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.

We are pleased to report record sales and earnings for the third quarter of fiscal 1998.

For the three months ended March 31, 1998 net income rose 45% over the year-earlier period to $2.9 million. Earnings per share increased to 32 cents (based on 8,927,275 shares outstanding) from 24 cents (based on 8,381,441 shares outstanding) for the same period in the previous year. Revenue increased 33% to $52.1 million.

For the nine months ended March 31, 1998 net income rose 58% from the year-earlier period to $7.2 million. Earnings per share expanded to 83 cents (based on 8,722,830 shares outstanding) compared with 55 cents (based on 8,353,725 shares outstanding) for the same period in the previous year. Revenue grew 22% to $125.1 million.

The highlight of the third quarter was the successful launch of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- vacuum. This product represents the Company's first entry into the canister segment of the market, and both retailer and end-user receptivity has been very encouraging. As with the FANTOM-Registered Trademark- THUNDER-Registered Trademark- and FANTOM-Registered Trademark- FURY-Registered Trademark- uprights, the LIGHTNING-Registered Trademark- canister features the Company's proprietary dual-cyclonic vacuuming technology, which eliminates the use of filter bags and provides constant peak cleaning power, versus the declining cleaning power often experienced with conventional vacuums using filter bags. It also features a unique STAIRHUGGER-TM- design that allows the product to sit on stairs while the user vacuums, as well as a certified HEPA filter which cleans air exiting the machine to a very high level. Importantly, as a result of the introduction of the LIGHTNING-Registered Trademark- vacuum, the Company now has a broader product line with which to compete, spanning the upright and canister segments of the market.

We are also pleased to advise that significant improvements have been made in working-capital management, assisted by the Company's SAP enterprise-information-technology system, which was installed in July 1996. The improved working-capital efficiency contributed to the fact that the Company had cash on hand of $4.1 million as at March 31, 1998, and no bank debt.

Earlier this month, the Company completed leasing arrangements for approximately
   35,000 sq. ft. of factory space in West Columbia, South Carolina. These premises, when combined with the Welland, Ontario facility, provide a total of about 114,000 sq. ft. of factory space to support the growth of the Company's existing products as well as its aggressive plans for new products. In addition, it gives the Company a physical presence in the United States, where the bulk of its sales occur. The West Columbia plant is expected to become operational in June, and will be used initially to manufacture part of the Company's requirements for FANTOM-Registered Trademark- FURY-Registered Trademark- machines. It will also be used to refurbish vacuums, a function currently being performed by a third party in the Buffalo, New York area.

The Company is continuing to focus on developing new products and new technologies in both the floor-care and broader consumer products fields. The next new entry -- a FANTOM-Registered Trademark- vacuum line extension -- is presently scheduled for introduction at the beginning of 1999.

On behalf of the Board,

   /s/ Kenneth Kelman            /s/ Allan D. Millman

   KENNETH KELMAN                ALLAN D. MILLMAN,

   CHAIRMAN OF THE BOARD         PRESIDENT AND CHIEF EXECUTIVE OFFICER

   APRIL 30, 1998

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.


                                               Nine Months Ended           Three Months Ended
                                              March 31 (Unaudited)        March 31 (Unaudited)
                                              1998           1997          1998          1997
SALES                                 $125,082,625   $102,657,553   $52,124,311   $39,275,702
COSTS OF GOODS SOLD                     80,162,124     65,230,937    33,889,815    25,256,728
                                      ---------------------------   -------------------------
                                        44,920,501     37,426,616    18,234,496    14,018,974
EXPENSES:
 Selling, general and
  administrative                        33,569,647     29,874,620    13,639,484    10,828,345
Finance charges                             25,538        433,109        26,504        86,395
                                      ---------------------------   -------------------------
                                        33,595,185     30,307,729    13,665,988    10,914,740
                                      ---------------------------   -------------------------
INCOME BEFORE
 INCOME TAXES                           11,325,316      7,118,887     4,568,508     3,104,234

INCOME TAXES:
 Current                                 3,081,000      1,779,500     1,392,000       775,500
 Deferred                                1,047,000        783,500       303,000       341,500
                                      ---------------------------   -------------------------
                                         4,128,000      2,563,000     1,695,000     1,117,000
                                      ---------------------------   -------------------------
NET INCOME                               7,197,316      4,555,887     2,873,508     1,987,234

RETAINED EARNINGS
 at beginning of period                  7,698,105        337,407    12,021,913     2,906,060
                                      ---------------------------   -------------------------
RETAINED EARNINGS
 at end of period                     $ 14,895,421   $  4,893,294   $14,895,421   $ 4,893,294
                                      ---------------------------   -------------------------
NET INCOME PER SHARE*                 $       0.83   $       0.55   $      0.32   $      0.24
                                      ---------------------------   -------------------------


*Net income per share has been calculated using the weighted average number of common and series 1, class A preferred shares outstanding during the respective periods. For the nine months ended March 31, these were 8,722,830 shares for 1998 and 8,353,725 shares for 1997. For the three months ended March 31, these were 8,927,275 shares for 1998 and 8,381,441 shares for 1997.

Financial information in this report is expressed in Canadian dollars, unless otherwise noted.

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------
FANTOM TECHNOLOGIES INC.


                                                           March 31
                                                         (Unaudited)
                                                1998           1997
ASSETS
 CURRENT ASSETS:
  Cash in bank                           $ 4,112,458    $         -
  Trade accounts receivable               31,803,125     27,929,536
  Other receivables                        1,707,249      1,628,059
  Inventories                             11,875,980     14,058,444
  Prepaid expenses                         2,201,227      1,441,690
                                         --------------------------
                                          51,700,039     45,057,729
 PROPERTY, PLANT AND EQUIPMENT,
  at cost                                 21,828,981     13,982,491
  Less accumulated depreciation           (4,618,096)    (3,362,541)
                                         --------------------------
                                          17,210,885     10,619,950
 DEFERRED CHARGES,
  at cost less amortization                1,437,000              -
                                         --------------------------
                                         $70,347,924    $55,677,679
                                         --------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
  Loan payable                           $         -    $ 6,912,877
  Trade accounts payable                  17,509,874     15,884,959
  Other payables and accruals              6,983,133      4,814,048
  Income taxes payable                     1,235,403      1,728,644
  Current portion of capital
   lease obligations                         265,891        257,949
                                         --------------------------
                                          25,994,301     29,598,477
 CAPITAL LEASE OBLIGATIONS,
  Less current portion                        37,414        305,418

 DEFERRED INCOME TAXES                     2,473,200        906,700

 SHAREHOLDERS' EQUITY:
  Share capital                           26,947,588     19,973,790
  Retained earnings                       14,895,421      4,893,294
                                         --------------------------
                                          41,843,009     24,867,084
                                         --------------------------
                                         $70,347,924    $55,677,679
                                         --------------------------
